Exhibit (A)(6)

Pitney Bowes Completes Tender Offer for Shares of MapInfo

STAMFORD, Conn., Apr 19, 2007 (BUSINESS WIRE) — Pitney Bowes Inc. (NYSE:PBI) today announced the successful completion of the tender offer by its direct wholly-owned subsidiary, Magellan Acquisition Corp., at $20.25 net per share in cash for all the outstanding shares of common stock of MapInfo Corporation (NASDAQ:MAPS). The offer expired at 12:00 Midnight, New York City time, on April 18, 2007.

The depositary for the offer has advised Pitney Bowes and Magellan Acquisition Corp., that, as of the expiration of the offering period, approximately 20.1 million shares (which includes approximately 1.0 million shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the tender offer. Those shares represent approximately 92.1 percent of MapInfo’s outstanding shares (including approximately 4.7 percent of outstanding shares that were tendered pursuant to guaranteed delivery procedures). All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.

Pitney Bowes intends to complete the acquisition of MapInfo through a “short-form” merger on April 19, 2007 or as soon as practicable thereafter. In order to accomplish the acquisition through a short-form merger, Magellan Acquisition Corp. intends to exercise a “top-up” option granted under the merger agreement with MapInfo which permits it to purchase a limited number of additional shares directly from MapInfo for $20.25 per share (the same purchase price paid in the offer). In the short-form merger all outstanding MapInfo shares not purchased in the tender offer, and not held by a holder who demands appraisal rights for such shares under the Delaware General Corporation Law, will be converted into the right to receive $20.25 net per share in cash. Following the merger, detailed instructions will be mailed to MapInfo stockholders who did not tender during the offer, outlining the steps to be taken to obtain merger consideration or demand appraisal rights.

MapInfo is a global company and the leading provider of location intelligence solutions, integrating software, data and services to provide greater value from location-based information and drive more insightful decisions for businesses and government organizations around the world. Its solutions are available in multiple languages through a network of strategic partners and distribution channels in 60 countries. MapInfo’s customers span a diverse set of targeted vertical markets where location is a critical decision-making component, including communications, public sector, retail and financial services, including insurance. In the private sector, companies use MapInfo products and services for a variety of purposes including site selection, risk analysis, marketing, customer services, sales territory alignment and routing. In the public sector, government agencies around the world use MapInfo solutions to improve public safety, crime analysis, asset management, emergency preparedness and response. The company’s customer base includes such recognized names as British Telecom, MasterCard, and The Home Depot.

Pitney Bowes is a $5.7 billion global provider of integrated mailstream management solutions headquartered in Stamford, Connecticut. The company serves over 2 million businesses of all sizes in more than 130 countries through dealer and direct operations. For more information, please visit www.pb.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, the ability of Pitney Bowes to successfully integrate MapInfo’s operations and employees; the ability to realize anticipated synergies and cost savings; and other factors described in Pitney Bowes’ Annual Report on Form 10-K for the year ended December 31, 2006 and in MapInfo’s Annual Report on Form 10-K for the year ended September 30, 2006, each of which has been filed with the SEC. Except as otherwise required by law, Pitney Bowes and MapInfo disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

SOURCE: Pitney Bowes Inc.

Pitney Bowes Inc.

Sheryl Y. Battles, 203-351-6808

VP, Corp. Communications

or

Charles F. McBride, 203-351-6349

VP, Investor Relations